Exhibit 99.1

TNL Mediagene Receives Nasdaq Delisting Determination and Plans to Request Hearing

TOKYO, JAPAN, JUNE 26, 2026 — TNL Mediagene (Nasdaq: TNMG) (the “Company”), a technology and digital media company providing AI-driven advertising, marketing technology, content commerce and data analytics solutions, and operating multi-language digital media brands across Asia, today announced that on June 22, 2026, the Company received a staff determination letter (the “Determination Letter”) from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that its securities are subject to delisting from The Nasdaq Capital Market.

The Determination Letter states that the closing bid price of the Company’s ordinary shares has been below $1.00 per share for 30 consecutive business days, from May 7, 2026 through June 18, 2026, and the Company is therefore not in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). Because the Company effected a reverse stock split during the prior one-year period, pursuant to Listing Rule 5810(c)(3)(A)(iv) the Company is not eligible for any compliance period in connection with such non-compliance. The Company is also subject to a Discretionary Panel Monitor for a period of one year in accordance with Listing Rule 5815(d)(4)(A), as established by the Nasdaq Hearings Panel’s letter dated January 20, 2026 and previously disclosed by the Company.

The Determination Letter further states that the Company’s previously notified non-compliance with the $2,500,000 minimum stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1), as set forth in Staff’s notification dated May 6, 2026 and previously disclosed by the Company on Form 6-K filed on May 12, 2026, serves as an additional and separate basis for delisting.

The Company intends to timely request a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal the Determination Letter. The hearing request will automatically stay the suspension of the Company’s securities and the filing of a Form 25-NSE pending the Panel’s decision. At the hearing, the Company will present its plan to regain compliance with the applicable continued listing requirements. The Determination Letter has no immediate effect on the listing of the Company’s ordinary shares on The Nasdaq Capital Market, which will continue to trade under the symbol “TNMG” pending the Panel’s decision. There can be no assurance that the Panel will grant the Company’s request for continued listing or that the Company will be able to regain compliance with the applicable Nasdaq listing requirements.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene (Nasdaq: TNMG) is a technology and digital media company providing AI-driven advertising, marketing technology, content commerce and data analytics solutions, and operating multi-language digital media brands across Asia. Formed in May 2023 through the merger of Japan’s Mediagene Inc. and Taiwan’s The News Lens Co., Ltd., the Company combines advertising and marketing technology platforms with a portfolio of established digital media brands to deliver integrated solutions for the evolving digital landscape.

The Company’s technology offerings include AI-driven advertising, marketing and digital studio services, content commerce, and advanced data analytics capabilities. These solutions are supported by the Company’s well-established multi-language digital media brands in Japanese, Chinese, and English, spanning business, technology, lifestyle, and culture, which provide audience engagement and first-party data.

Known for its appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 480 employees with offices in Japan and Taiwan.

https://www.tnlmediagene.com/

For further information, please contact:

Media: PR@tnlmediagene.com

Investors: IR@tnlmediagene.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “aim,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements regarding statements about TNL Mediagene’s future business plan and growth strategies, including any compliance plan, and statements by TNL Mediagene’s management. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission, including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s FY2025 Annual Report on Form 20-F filed on April 30, 2026, as may be supplemented or amended by the TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are material that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.